OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-30830

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING January 1, 2021 (MM/DD/YY) AND ENDING December 31, 2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Potomac Investment Company

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1221 Jebber Loop
(No. and Street)

The Villages	FL	36162
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Carol Greenwald	(240) 274-7810	cgreenwald1@verizon.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RW Group
(Name – if individual, state last, first, and middle name)

400 Old Forge Land	Kennett Square	PA	19348
(Address)	(City)	(State)	(Zip Code)

02/23/2010	5020
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carol Greenwald, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Potomac Investment Company, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

VIVET R. CROSS
Notary Public, State of Florida
Commission# GG 939646
My comm. expires Jan. 23, 2024

Signature: Carol Greenwald

Title: President

Notary Public 2/7/2022

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

POTOMAC INVESTMENT COMPANY

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2021

Potomac Investment Company
Financial Statements and
Independent Auditors' Report
December 31, 2021

Contents

RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Potomac Investment Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Potomac Investment Company as of December 31, 2021, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Potomac Investment Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Potomac Investment Company's management. Our responsibility is to express an opinion on Potomac Investment Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Potomac Investment Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management as well as the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The computation of net capital, computation of basic net capital requirements and statement relating to the requirement of rule 17a-5(d)(3) pursuant to rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Potomac Investment Company's financial statements. The supplemental information is the responsibility of Potomac Investment Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital and aggregate indebtedness under rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

RW Group, LLC

We have served as Potomac Investment Company's auditor since 2015.

Kennett Square, Pennsylvania
February 1, 2022

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

POTOMAC INVESTMENT COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash and Cash Equivalents		$ 118,763
Investment Securities		612,198
Accounts Receivable - Trade		7,131
Prepaid Expenses		9,257
Loan to Stockholder		7
Property and Equipment	$ 58,098	
Accumulated Depreciation	(52,252)	
Net Property and Equipment		5,846
Total Assets		$ 753,202

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts Payable	$ 270
Total Liabilities	$ 270

STOCKHOLDERS' EQUITY

Common Stock (Authorized 100,00 shares, issued and outstanding 1,000)	$ 6,000
Additional Paid-In Capital	16,210
Retained Earnings	730,722
Total Stockholders' Equity	$ 752,932
Total Liabilities and Stockholders' Equity	$ 753,202

See Accompanying Notes to Financial Statements

POTOMAC INVESTMENT COMPANY
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUES	
Commissions	$ 103,336
Investment Advisory Fees	406,016
Gain/(Loss) on Securities	236,300
Interest	6,736
Miscellaneous	6
Total Revenues	$ 752,394
EXPENSES	
Employee Compensation	$ 227,949
Retirement Plan	56,000
Clearing & Execution Costs	41,334
Rent and Utilities	32,895
Office Expenses	13,085
Depreciation	4,406
Regulatory Fees and Licenses	11,394
Insurance	2,879
Payroll Expenses	12,811
Professional Fees	11,864
Subcontractor	11,675
Telephone	4,728
Total Expenses	$ 431,020
Net Income	$ 321,374

See Accompanying Notes to Financial Statements

POTOMAC INVESTMENT COMPANY
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2021	$ 6,000	$ 16,210	$ 479,348	$ 501,558
Distributions			(70,000)	(70,000)
Net Income (Loss)			321,374	321,374
Balance at December 31, 2021	$ 6,000	$ 16,210	$ 730,722	$ 752,932

POTOMAC INVESTMENT COMPANY
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 321,374
Adjustments to reconcile net income to net cash	
Depreciation	4,406
Investment Securities	(236,300)
Changes in assets and liabilities:	
(Increase) decrease:	
Accounts Receivable - Trade	(5,768)
Accounts Receivable – Other	694
Prepaid Expenses	641
Accounts Payable	(56,820)
Net Cash provided by operating activities	$ 28,227
CASH FLOW FROM INVESTING ACTIVITIES	
Proceeds from Securities Sales	98,912
Purchase of Fixed Assets	(3,314)
CASH FLOW FROM FINANCING ACTIVITIES	
Distribution	(70,000)
Net Increase/(Decrease) in Cash and Cash Equivalents	$ 53,825
CASH AND CASH EQUIVALENTS	
Cash at Beginning of Year	64,938
Cash at End of Year	$ 118,763

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:	
Income taxes	$ -
Interest	$ -

NOTE 1 - ORGANIZATION

Potomac Investment Company (the Company), was incorporated under the laws of the District of Columbia on October 19, 1983, to provide securities brokerage and investment advisory services in in the Washington metropolitan area. The Company, which is regulated by the Securities and Exchange Commission (SEC) under the Securities and Exchange Act of 1934, is an "introducing" broker-dealer as defined in Rule 15c3-1(a)(2).

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition – The adoption of Accounting Standard ASC 606 did not have a material effect on the company.

Securities Transactions and Related Commissions – Securities transactions and related commissions are being recognized on a trade date basis.

Investment Advisory Fees –Investment advisory fees are received at the beginning of the quarter and recognized over the quarter.

Securities Owned - Securities owned by the Corporation are valued at market with the resultant unrealized gain or loss reflected in the statement of income. Dividends are recognized and recorded as income when declared. There were no dividends declared at year end.

The Company holds equity securities with a total cost basis of $111,381 and a total fair market value of $612,198 at December 31, 2021.

Depreciation - The Company's equipment is depreciated using the straight line method over three to ten years.

Use of Estimates - The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Income Taxes - Beginning with the taxable year ending December 31, 1983, the Company's S shareholders elected to be treated as an S Corporation for Federal income tax purposes. Under this election, income, losses and credits are included in the individual tax returns of the shareholder. Therefore, no provision has been made for income taxes in the accompanying financial statements. In general, the prior three years tax returns filed with various taxing agencies are open to examination.

Accounts Receivable - Accounts receivable are recorded net of allowance for expected losses. The allowance, estimated at zero for 2021, is estimated based on historical performances.

Cash and Cash Equivalents - Cash and cash equivalents consisted of cash on deposit with established federally insured financial institutions. For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES – Continued

Statement of Cash Flows - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchases with a maturity of three months or less to be cash equivalents.

Retirement Plan - The Company maintains a Simplified Employer Plan (SEP) for employees. The Company provides a discretionary contribution to the SEP on an annual basis. For 2021, the Company elected to make a contribution of $56,000.

NOTE 3 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels Level 1, Level 2 and Level 3.

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2021.

	Level 1	Level 2	Level 3	Total
Equity Securities	$ 612,198	$ -	$ -	$ 612,198

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company leases operating space from the sole shareholder. The monthly payment represents a percentage of space used and is determined on a month to month basis.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $564,762 which was $559,762 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .05 to 1.

NOTE 6 - OTHER REGULATORY REQUIREMENTS

The Company is exempt from the provisions of the reserve requirements of the Securities and Exchange Commission under Section (k)(2)(ii) since the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

NOTE 7 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 1, 2022, the date on which the financial statements were available to be issued. No events have occurred since the balance sheet date that would have material impact on the financial statements.

POTOMAC INVESTMENT COMPANY
AT DECEMBER 31, 2021

SCHEDULE I

COMPUTATION OF NET CAPITAL

Total Members' Equity	$	752,932
Deductions and/or Changes		
Non-Allowable Assets		
Other Assets		9,264
Fixed Assets		5,846
Net Capital before Haircuts on Securities Positions	$	737,822
Haircuts on Securities		
Haircuts Regular		91,830
Haircuts Undue Concentration		81,230
Net Capital	$	564,762

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

SCHEDULE II

Minimum Net Capital Required	$	18
Minimum Dollar Net Capital Requirement	$	5,000
Net Capital Requirement	$	5,000
Excess Net Capital	$	559,762
Excess Net Capital at 10% of A.I. or 120% of Minimum Dollar Net Capital Requirement	$	558,762

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness Liabilities from Statement of Condition		
Accounts Payable	$	270
Total Aggregate Indebtedness Liabilities	$	270
Percentage of Aggregate Indebtedness to Net Capital		.05%

POTOMAC INVESTMENT COMPANY
AT DECEMBER 31, 2021

SCHEDULE III

STATEMENT RELATING TO REQUIREMENTS OF RULE 17a-5(d)(4)

No material differences exist between the computation of net capital under Rule 15c3-1 in this report and such computation in the respondent's original Part IIA unaudited filing.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Potomac Investment Company

We have reviewed management's statements, included in the accompanying Exemption Report Rule 17a-5(d)(4), in which (1) Potomac Investment Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which Potomac Investment Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Potomac Investment Company stated that Potomac Investment Company met the identified exemption provisions throughout the most recent fiscal year without exception. Potomac Investment Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Potomac Investment Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RW Group, LLC

Kennett Square, Pennsylvania
February 1, 2022

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

POTOMAC INVESTMENT COMPANY

5600 Wisconsin Ave # I08
Chevy Chase, MD 20815

301-657- 2072
Fax: 301-657-2073
cgreenwald1@verizon.net

Exemption Report

December 31, 2021

To the best of our knowledge and belief, Potomac Investment Company is exempt from the provisions of Rule 15c3-3 because it meets the conditions set forth in paragraph (k) of rule 15c3-3 pursuant to subparagraph 15c3-3(k)(2)(ii}. The Company met the exemption provision in paragraph (k)(2)(ii) of rule 15c3-3 from the period January 1, 2021 through December 31, 2021 without exception.

Very truly yours,

Carol Greenwald
President

Member
FJNRA

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of
Potomac Investment Company

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 rules, we have performed the procedures enumerated below, which were agreed to by Potomac Investment Company and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Potomac Investment Company for the year ended December 31, 2021, solely to assist you and the SIPC in evaluating Potomac Investment Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Potomac Investment Company's management is responsible for Potomac Investment Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences;
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RW Group, LLC

Kennett Square, PA
February 1, 2022

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com